[GRAPHIC OMITTED]
 TOMPKINS TRUSTCO INC.
 P.O. Box 460 - Ithaca, N.Y. 14851


VIA EDGAR
Wednesday, May 3, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Tompkins Trustco, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 16, 2006
         File No. 001-12709


Dear Mr. Cline,

         This letter is being submitted in response to your letter dated April 19, 2006 to Tompkins Trustco, Inc. (the "Company"), regarding your review of the Company's Report on Form 10-K for the fiscal year ended December 31, 2005. Below I have detailed our specific response related to the two items included in your letter.

1. General: Response: - We reviewed SFAS No. 144 in determining the presentation of the disposition of the Merchant Card Business. Based upon our review, we concluded that the Merchant Card Business does not meet the definition of a component of an entity as defined in paragraph 41 of SFAS No. 144. The Merchant Card Business was not a reportable segment or an operating segment as those terms are defined by paragraph 10 of SFAS No. 131. The Company did not maintain discrete financial information on the Merchant Card Business and the revenues did not meet quantitative thresholds. In addition, the Merchant Card Business was not a reporting unit as that term is defined in SFAS No. 142, a subsidiary, or an asset group. We concluded that the sale of the Merchant Card Business represented a sale of long-term customer relationships and as such, according to paragraph 5 of SFAS No. 144, SFAS 144 was not applicable. We sold our customer relationships and the opportunity for the purchaser to convert those customers to the purchaser's merchant card processing system and retain them. The assets sold in the transaction were immaterial and included only the merchant card machines, and there were no employees included in the transaction.

2. Note 2 - Securities, page 47: Response - The following summarizes the nature of the investments included in the Obligations of U.S. Government Sponsored Agencies.

         o 17 FHLB Bonds with book value ("BV") of $80,389,014 and market value ("MV") of $78,448,506

         o        16 FHLMC Bonds with BV of $81,956,998 and MV of $80,139,855

         o        10 FNMA Bonds with BV of $43,376,403 and MV of $42,045,670

         o        Range of rates: 3.0% to 7.13%, weighted average rate of 4.26%

         o Maturity range: 10/15/2007 to 2/28/2018, weighed average maturity of 4.09 years

         In analyzing securities for impairment the Company follows the guidance set forth in EITF Issue No. 03-1, "Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", FASB Staff Position FAS 115-1 and FAS 124-1, and SEC Staff Accounting Bulletin Topic 5M. We consider several factors in determining possible impairment for all our securities, including the magnitude, duration and cause of impairment; financial condition of issuer; expected duration of impairment; and the intent and ability of the Company to hold the securities until recovery of the fair value, which may be maturity.

         With regard to securities reported, as Obligations of U.S. Government Sponsored Agencies, we concluded that the unrealized losses were primarily a result of changes in market interest rates over the period, with higher short term rates and flat to lower longer-term rates. As of December 31, 2005, the duration of the unrealized losses was under two years and the unrealized losses were not a significant percentage of amortized cost. The unrealized loss, as a percentage of amortized cost, ranged between 1.88% and 7.62%, with the average being 3.74%. We did not consider the unrealized losses to be driven in any way by concerns over the financial conditions of these government-sponsored agencies or their ability to repay the bonds in question. These government-sponsored agencies are all AAA rated. The value will be recovered as the bonds approach their maturity or repricing date, or if market yields for similar instruments decline. Since the unrealized losses were mainly driven by interest rate changes, it is difficult to estimate when these securities will recover their value prior to maturity, as we do not claim to be able to predict the direction of interest rate movements. Given the weighted average maturity of four years, we concluded that we had the intent and ability to hold these securities until the market value recovered or until maturity. As such, we considered the unrealized losses to be temporary.

         The Company will include a more detailed discussion of securities reported as Obligations of U.S. Government Sponsored Agencies as well as other reported securities categories, including the factors mentioned above in its future filings.

The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosures in its Report on Form 10-K for the fiscal year ended December 31, 2005;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's Report on Form 10-K for the fiscal year ended December 31, 2005; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We appreciate your feedback on our Report on Form 10-K for the fiscal year ended December 31, 2005. I can assure you that the management team and board of directors of Tompkins Trustco, Inc. take seriously our responsibility for complete, timely, and accurate financial reporting and we will work diligently to completely address your comments as discussed above. If you have further comments or any questions related to our response to your letter, please call me at 607 273-3210.


Sincerely,

/s/ FRANCIS M. FETSKO
-----------------------------
Francis M. Fetsko
Executive Vice President
& Chief Financial Officer